
05040691

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/27/2003 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

HERZOG, HEINE, GEDULD, LLC ~~AND SUBSIDIARIES~~

OFFICIAL USE ONLY
131955436 FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four World Financial Center
(No. and Street)

NEW YORK (City) **NY** (State) **10281** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH O. BRADLEY **(212) 670-2011**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, Michael Lynch and Kenneth O. Bradley, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Herzog, Heine, Geduld, LLC and Subsidiaries for the year ended December 31, 2004, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



2/28/2005
MICHAEL LYNCH
Managing Director
Date



2/28/2005
KENNETH O. BRADLEY
Vice President and
Chief Financial Officer
Date

Subscribed and sworn to before me
on this 28th day of February, 2005



Notary Public
CHERYL MASON
Notary Public, State of New York
No. 01MA6010663
Qualified in Queens County
Commission Expires July 20 2006

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES
(SEC I.D. NO. 8-10463)

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Herzog, Heine, Geduld, LLC and Subsidiaries

We have audited the accompanying consolidated balance sheet of Herzog, Heine, Geduld, LLC and Subsidiaries (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Herzog, Heine, Geduld, LLC and Subsidiaries at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated balance sheet, in 2004 the Company changed its method of accounting for stock-based compensation to conform to SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.*

Deloitte & Touche LLP

February 28, 2005

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2004
(Dollars in Thousands)

ASSETS

Cash and cash equivalents	$ 169,318
Receivables from affiliated companies	7,736
Exchange memberships - at cost	99
Total Assets	$ 177,153

LIABILITIES AND MEMBER'S EQUITY

Payables to affiliated company	$ 8,009
Other payables	2,414
	10,423
Subordinated borrowings	140,000
Member's equity	26,730
Total Liabilities and Member's Equity	$ 177,153

See Notes to Consolidated Balance Sheet.

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2004
(Dollars in Thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Herzog, Heine, Geduld, LLC and Subsidiaries (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co."). The Company has ceased all business activities and has wound down its operations. On October 8, 2002, ML&Co. combined the Company's market making activities with its Nasdaq trading unit. ML&Co. intends to transfer all assets and liabilities of the Company to an affiliate on a date to be determined.

Basis of Presentation - The Consolidated Balance Sheet includes the accounts of the Company and its wholly-owned dormant subsidiary, Herzog Commodities, Inc. ("Commodities"), as well as its wholly-owned subsidiaries, Herzog, Heine, Geduld International, Inc. and Herzog, Heine, Geduld Global, Inc., which collectively own Herzog Heine Geduld International Limited ("HHGI"). All material intercompany transactions and accounts have been eliminated. The Consolidated Balance Sheet is presented in accordance with the accounting principles generally accepted in the United States of America, which include industry practices.

Use of Estimates - In presenting the Consolidated Balance Sheet, management makes estimates regarding the outcome of litigation, and other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Balance Sheet. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates resulting in a material impact to the Consolidated Balance Sheet. It is possible that changes could occur in the near term.

Cash and Cash Equivalents - The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of 90 days of less.

Change in Accounting for Stock-Based Compensation - On December 31, 2002 the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*, an amendment of SFAS No. 123, *Accounting for Stock-Based Compensation*. Effective for the first quarter of 2004, the Company adopted the fair value method of accounting for stock-based compensation under SFAS No. 123, using the retroactive restatement method described in SFAS No. 148. Accordingly, the beginning retained earnings reflect a $1,898 decrease in member's equity.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS No. 123-R"), *Share-Based Payment,* a revision of SFAS No. 123, *Accounting for Stock-Based Compensation,* which does not substantially change the accounting requirements for share-based payments under SFAS No. 123. Because the Company adopted the provisions of SFAS No. 123 in the first quarter of 2004, the Company believes that the adoption of SFAS No. 123-R, which is expected during the third quarter of 2005, will not have a material impact on the balance sheet.

Income Taxes - As a limited liability company, the Company is not a separate taxable entity from ML&Co. Accordingly, ML&Co. does not allocate any income taxes to the Company.

2. RELATED PARTY TRANSACTIONS

The Company has transactions with ML&Co. and other companies affiliated by common ownership. Assets and liabilities include the following items:

Assets-	
Receivables from affiliates	$ 7,736
Liabilities:	
Payables to affiliated company	8,009
Subordinated borrowings	140,000

Receivables from affiliated companies represent the sale of exchange memberships. Payable to affiliated company is with ML&Co. and arises in the normal course of business.

3. SUBORDINATED BORROWINGS

At December 31, 2004, the Company's subordinated borrowings with ML&Co. were as follows:

	Maturity	Amount Outstanding	Amount Available
Revolving Subordinated Loan	31-Aug-05	$ 140,000	$ 300,000

These borrowings have been approved by the NASD for regulatory capital purposes in computing the Company's net capital pursuant to the SEC's net capital rule. The maturity date on the Revolving Subordinated Loan with ML&Co. is automatically extended to August 31 of the following year, unless on or before the day twelve months preceding the maturity date then in effect, written notification is given in accordance with the terms of the Revolving Subordinated Loan and Cash Subordination Agreement dated August 31, 2000, that the maturity date shall not be extended. The Revolving Subordinated Loan with ML&Co. bears interest based on ML&Co.'s average cost of funds at 1-month LIBOR plus 75 basis points.

4. CONTINGENCIES

Litigation - The Company has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a global diversified financial services institution. The general decline of securities prices that began in 2000 has resulted in increased legal actions against many firms, including the Company and may result in higher professional fees and litigation expenses.

Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers who would otherwise be the primary defendants in such cases are bankrupt or otherwise in financial distress. The Company is also involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies. The number of these investigations has also increased in recent years with regard to many firms, including the Company.

Some of these legal actions, investigations and proceedings may result in adverse judgments, penalties, injunctions or fines. The Company believes it has strong defenses to, and where appropriate, will vigorously contest, any of these actions. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company often cannot predict what the eventual loss or range of loss related to such matters will be. The Company believes, based on information available, that the resolution of these actions will not have a material adverse effect on the financial condition of the Company as set forth in the Consolidated Balance Sheet, but may have an adverse impact on ML&Co.'s credit ratings. (Also see Note 6 below.)

5. EMPLOYEE BENEFIT PLANS

The Company provides retirement benefits to its employees under defined contribution plans and a group annuity contract sponsored by ML&Co. ML&Co. reserves the right to amend or terminate these plans at any time. The defined contribution plans consist of the Retirement Accumulation Plan and the 401(k) Savings and Investment Plan. These plans cover substantially all U.S. employees who have met service requirements. ML&Co. has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974.

6. EMPLOYEE STOCK OWNERSHIP PLAN

In January 2001, pursuant to a ML&Co. Executive Committee resolution, it was decided to merge the Herzog, Heine, Geduld, Inc. Employee Stocks Ownership Plan ("ESOP") with and into the Merrill Lynch & Co., Inc. Employee Stock Ownership Plan ("ML ESOP") and that all amounts held in the trust established under the plan were transferred to the trust established under the ML ESOP on July 17, 2001.

In August of 2002, 95,536 shares of ML&Co. and $124 was released to the ESOP by the Escrow Agent.

In April 2001, two participants in the ESOP filed a complaint in the United States District Court, District of New Jersey, against the Company, the individual members of the ESOP's Committee and the ESOP's Administrative Committee, the Trustee of the ESOP, ML&Co. and other affiliates and the ML ESOP claiming breach of fiduciary duty, violation of the Employee Retirement Income Security Act of 1974 ("ERISA") and violation of the Securities Exchange Act of 1934. The complaint arises from decisions made concerning the ESOP in connection with the Company's acquisition by ML&Co. and seeks substantial damages from the defendants. The claims against ML&Co. and various members of the ESOP committees have been dismissed, but the ERISA claims are proceeding against the Trustee of the ESOP, the Company, various individuals formerly affiliated with the Company, and the ML ESOP. Although the results of the legal action cannot be predicted with certainty, the resolution of these actions could have a material adverse effect on the Consolidated Balance Sheet of the Company.

7. REGULATORY REQUIREMENTS

As a registered broker and dealer and member of the NASD, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by the rule, the minimum net capital, as defined, is the greater of $250 or 2% of aggregate debit items, as defined, arising from customer transactions. At December 31, 2004, the Company's regulatory net capital was $154,292 which was $154,042 in excess of the minimum requirement of $250.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2005

Herzog, Heine, Geduld, LLC and Subsidiaries
525 Washington Blvd.
Jersey City, New Jersey 07310

In planning and performing our audit of the consolidated financial statements of Herzog, Heine, Geduld, LLC and Subsidiaries (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP